Exhibit 99.4

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care announces new share buyback program with a total volume of around EUR 1 billion with phased execution over 12 months

• Total volume of the share buyback is around EUR 1 billion over 12 months

• Share buyback expected to begin in the near future

Bad Homburg (May 26, 2026) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, intends to execute a new share buyback program with a total volume of around EUR 1 billion. The program shall be executed in tranches over a period of 12 months from its start.

The share buyback program is based on the authorization to purchase and use treasury shares granted by the Company’s Annual General Meeting on May 21, 2026. It is expected to begin in the near future and only a few weeks after the previous share buyback program was successfully completed on April 30, 2026. As part of FME’s capital allocation framework, regular share buyback programs complement dividend payments and reflect the Company’s continued focus on disciplined capital allocation and value creation.

Helen Giza, CEO and Chair of the Management Board of Fresenius Medical Care AG, said, “The new share buyback program reflects our unwavering commitment to create value and return capital to shareholders. Launching a new share buyback program shortly after successfully completing our initial EUR 1 billion share buyback – ahead of schedule – demonstrates our financial strength and disciplined execution. This new program underscores our confidence in our FME Reignite strategy, our performance, and the future sustainable profitable growth trajectory of Fresenius Medical Care.”

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Martin Fischer, Chief Financial Officer of Fresenius Medical Care, said, “The new share buyback program is enabled by our strong operating cash-flow generation and financial discipline. Allocating capital to share buybacks delivers attractive and sustainable returns for shareholders.”

Information to previous FME share buyback programs can be found here:

Share buyback | Fresenius Medical Care

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,539 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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